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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File No. 1-13056

For the period ending December 31, 2002

Cambior Inc.

1111 St. Charles Street West
East Tower, Suite 750
Longueuil, Quebec
Canada
J4K 5G4

Attn: Marc Dagenais
Corporate Secretary
 (Address of principal executive office)

        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☒

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

        [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .]

LIST OF DOCUMENTS

1	Press release issued by Cambior Inc. on December 3, 2002 announcing drilling results from the Porcupine project in Québec;
2	Press release issued by Cambior Inc. on December 18, 2002 concerning operating permits obtained for the Rosebel gold project in Suriname; and
3	Press release issued by Cambior Inc. on December 23, 2002 announcing the ratification by the National Assembly of Suriname of the amendment to the 1994 mineral agreement for the Rosebel gold project.

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, December 3, 2002

DRILLING RESULTS FROM THE PORCUPINE PROJECT

        Cambior Inc., partner with COGEMA Resources Inc. on the Porcupine property located northwest of Rouyn-Noranda in Québec, is pleased to announce the most recent drilling results completed on the property. The objective of the drilling campaign was to intersect the Porcupine-Destor fault zone in areas where interpretation indicated structural phenomena of interest, while also verifying local Induced Polarization anomalies along the fault zone. One of the drill holes specifically targeted the extension at depth of a mineralized showing that had been identified in the fault zone by Cambior in 1999.

Detailed Results of the Drilling Program

        Seven drill holes totalling 3,450 meters were completed to date and three other drill holes are scheduled to be completed as part of the program by the end of 2002. All of these drill holes cut the Porcupine-Destor fault zone completely. The first three drill holes (POR02-115 to POR02-117), carried out north of Lake Hébécourt, did not return significant results. However, three out of the four other drill holes carried out in the Nemrod East area indicated a new gold bearing segment of the Porcupine-Destor fault zone. The first interesting results were obtained by drill hole POR02-118 in the Nemrod East area. This drill hole targeted the extension at depth of the showing identified by drill hole POR99-107 (33.7 g Au/t over 0.9 m) drilled by Cambior in 1999. Other interesting results were then obtained in the same area by drill hole POR02-119, located 800 meters to the west of drill hole POR02-118. Given the encouraging results of these two drill holes, five additional drill holes were planned to verify the fault zone in the Nemrod East area on a spacing of 150 to 200 meters between the drill holes. Currently, two of the additional drill holes have been completed.

        The gold bearing intersections of the Nemrod East area are located in the northern or central portions of the Porcupine-Destor fault zone. A gold bearing intersection (9.6 g Au/t over 1.45 m) in drill hole POR02-118 is associated with a subsidiary structure located to the north of the fault zone. In drill holes POR02-118 and POR02-120, mineralization consists of quartz-carbonate veins and veinlets containing small quantities of pyrite and intersecting schists and very altered and deformed volcanic and sedimentary rocks. The highest gold grades are associated with the thickest veins. In drill hole POR02-119, mineralization consists of disseminated pyrite and arsenopyrite in the matrix of a tectonic breccia.

        The highlights of the 2002 drilling campaign appear below. The summary of results from the seven drill holes as well as the longitudinal section and the location and geological maps are attached to this press release.

NEMROD EAST SECTOR
	Interval
Drill hole	From (meter)	To (meter)	Intersected Length(1) (meter)	Values g Au/t
POR02-118	313.30	314.35	1.05	2.2
	320.50	321.40	0.90	18.4
	331.05	333.10	2.05	5.0
	349.60	350.90	1.30	1.0
	376.60	378.05	1.45	9.6
POR02-119	432.60	437.90	5.30	6.0
POR02-120	291.50	294.30	2.80	8.4

(1)
Drilling cut the intersected zones at steep angles, thus approaching the true thicknesses.

Continuation of the Drilling Program

        The follow up drilling program will total more than 9,000 meters and will be undertaken partially during the fourth quarter of 2002 and in the first half of 2003. This program will make it possible to verify the extensions of the mineralized intersections as well as the area to the east of the zones currently being drilled over a length of more than two kilometers.

Assay Laboratories and Qualified Person

        The assay samples came from core halves varying in length from 0.5 to 1.5 meter. They were sent for assaying at Techni-Lab S.G.B. Abitibi Inc., in Ste-Germaine Boulé, Québec. The samples were assayed using the fire assay technique followed by the atomic absorption method or gravimetry. Up until now, repeat tests on the coarse rejects were carried out on most of the mineralized intersections of interest and on a majority of the samples containing 1 g Au/t or more. These repeat tests were verified by a second independent laboratory, Intertek Testing Services of Val d'Or, and corroborated these results.

        The drilling program follow-up was carried out by employees of Cambior, under the supervision of Ms. Marie-France Bugnon, Geologist, M.Sc., Manager of Exploration-Canada. Ms. Bugnon is a qualified person (as defined by National Instrument 43-101) who has been employed by Cambior for more than 6 years and has more than 20 years of exploration experience.

Geology and History

        The Porcupine property is located in the Duparquet area, 40 km northwest of Rouyn-Noranda, and is accessible by highway 388. The property is 28 km in length from west to east and covers a strategic segment of the Porcupine-Destor fault zone, one of the major gold bearing structures of the Abitibi volcanic stratiform belt. Within the property, the rocks of the fault zone form a corridor of about 100 to 500 meters in thickness dipping steeply south. These rocks include carbonate, sericite and fuchsite schists and deformed and altered units of mafic to ultramafic volcanic rocks and fine to coarse grained detrital sedimentary rocks.

        Along the Porcupine-Destor fault zone, which extends more than 200 km in Ontario and Québec, is the Timmins mining camp, which has already produced more than 56 million ounces of gold, and five other deposits of more than one million ounces of gold, namely, from west to east: Aquarius, Ross, Holt-McDermott, Holloway and Beattie-Donchester. The Porcupine project is located between the Harker-Holloway mining camp to the west and the Beattie-Donchester camp to the east.

        Prospecting and exploration on the Porcupine property led to the discovery of Zone 71 by Cambior in 1988 (inferred resources of 195,000 tonnes at 5.2 g Au/t) and several gold showings, including the Nemrod showing located on the western portion of the property. Mineralizations of interest are located along the Porcupine-Destor fault zone and its subsidiary faults.

        On July 15, 1996, Cambior concluded an acquisition agreement by which it could acquire 100% of COGEMA's interests in the property by completing exploration work totalling Cdn $1.8 million by July 2004.

        Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT" and "CBJ.WT.B", trade on the TSX.

        This press release contains certain "forward-looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Such risks and uncertainties are disclosed under the heading "Risk Factors" in Cambior's 2001 Annual Information Form filed with the securities commissions of all provinces in Canada, and with the United States Securities and Exchange Commission, as well as the TSX and the Amex.

For additional information, please contact:

CAMBIOR INC.
Robert LaVallière
Manager — Investor Relations
Tel.: (450) 677-2699
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com
PR-2002-33

APPENDIX 1

CAMBIOR INC. — COGEMA RESOURCES INC.
DRILL CAMPAIGN RESULTS — FALL 2002
PORCUPINE PROJECT

	Interval
Drill hole	From (meter)	To (meter)	Intersected Length(1) (meter)	Values g Au/t
LAKE HÉBÉCOURT NORTH SECTOR
POR02-115	306.70	312.60	5.90	0.7
POR02-116			No significant value
POR02-117			No significant value
NEMROD EAST SECTOR
POR02-118	313.30	314.35	1.05	2.2
	320.50	321.40	0.90	18.4
	331.05	333.10	2.05	5.0
	349.60	350.90	1.30	1.0
	376.60	378.05	1.45	9.6
	381.00	382.50	1.50	0.9
POR02-119	432.60	437.90	5.30	6.0
POR02-120	291.50	294.30	2.80	8.4
	Including 291.50	292.20	0.70	26.7
POR02-121	285.30	286.20	No significant value

(1)
Drilling cut the intersected zones at steep angles, thus approaching the true thicknesses.

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, December 18, 2002

All amounts are in US dollars

OPERATING PERMITS OBTAINED FOR ROSEBEL

        Cambior Inc. is pleased to announce that its subsidiary Rosebel Gold Mines N.V. obtained the 25-year renewable Right of Exploitation for the Rosebel gold project from the Government of Suriname, including the permit required for the construction and development of the project. The obtaining of this Right of Exploitation followed the approval by the Government of Suriname of the Feasibility Study and the Environmental Impact Study, which were completed during the third quarter of 2002.

        In addition, the Council of Ministers of Suriname has ratified an amendment to the 1994 Mineral Agreement, which consists of, among other things, the:

  •
  Waiver of the Grassalco Options (Grasshopper Aluminum Company N.V., a state-owned Surinamese company) in return for a 5% participation in the Operating Company;

  •
  Rescheduling of payments to Grassalco to the commencement of commercial production; and

  •
  Allowance of the taxation rate to be the lesser of the regular statutory rate in force at the time (currently 36%) and 45% as fixed in the 1994 Mineral Agreement.

        This amendment was introduced in the National Assembly of Suriname for its consideration and approval within the next few weeks. Cambior is currently pursuing discussions with insurers for political risk insurance to cover its full investment in the project.

        Louis P. Gignac, President and Chief Executive Officer of Cambior, stated: "Cambior is looking forward to collaborating with the Government of Suriname for the development of the project in accordance with the Company's commitments to the environment and the surrounding communities. Construction should begin once political risk insurance is obtained. We are currently following our established calendar and commercial production from the project is scheduled for the beginning of 2004".

        The Rosebel open pit gold project is located in Suriname, approximately 80 kilometers south of the capital city of Paramaribo. Construction is expected to last 12 months and cost an estimated $95 million. The project should generate average annual gold production of 220,000 ounces at an average mine operating cost of $187 per ounce over a period of eight years based on current mineral reserves.

        Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT" and "CBJ.WT.B", trade on the TSX.

        This press release contains certain "forward-looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Such risks and uncertainties are disclosed under the heading "Risk Factors" in Cambior's 2001 Annual Information Form filed with the securities commissions of all provinces in Canada, and with the United States Securities and Exchange Commission, as well as the TSX and the Amex.

For additional information, please contact:

CAMBIOR INC.
Robert LaVallière
Manager — Investor Relations
Tel.: (450) 677-2699
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com

PR-2002-34

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, December 23, 2002

All amounts are in US dollars

THE NATIONAL ASSEMBLY OF SURINAME RATIFIES THE AMENDMENT TO
THE 1994 MINERAL AGREEMENT FOR THE ROSEBEL GOLD PROJECT

        Cambior Inc. is pleased to announce that the National Assembly of Suriname ratified the amendment to the 1994 Mineral Agreement which sets forth the business terms for the development and operation of the Rosebel gold project. Last week, Cambior announced that the Council of Ministers of Suriname had approved the aforesaid amendment and granted the Right of Exploitation for the project to Rosebel Gold Mines N.V., a wholly-owned subsidiary of Cambior.

        The construction and development of the Rosebel gold project, estimated to cost $95 million, will begin once political risk insurance will have been obtained. Cambior is currently pursuing discussions with insurers for political risk insurance to cover its full investment in the project.

        The Rosebel open pit gold project is located in Suriname, approximately 80 kilometers south of the capital city of Paramaribo. Construction is expected to last 12 months. The project should generate average annual gold production of 220,000 ounces at an average mine operating cost of $187 per ounce over a period of eight years based on current mineral reserves.

        Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT" and "CBJ.WT.B", trade on the TSX.

        This press release contains certain "forward-looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Such risks and uncertainties are disclosed under the heading "Risk Factors" in Cambior's 2001 Annual Information Form filed with the securities commissions of all provinces in Canada, and with the United States Securities and Exchange Commission, as well as the TSX and the Amex.

For additional information, please contact:

CAMBIOR INC.
Robert LaVallière
Manager — Investor Relations
Tel.: (450) 677-2699
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com

PR-2002-35

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMBIOR INC.
Date: January 8, 2003	By:	/s/ MARC DAGENAIS Marc Dagenais, Vice President, Legal Affairs and Corporate Secretary

QuickLinks

LIST OF DOCUMENTS
PRESS RELEASE FOR IMMEDIATE RELEASE
DRILLING RESULTS FROM THE PORCUPINE PROJECT
CAMBIOR INC. — COGEMA RESOURCES INC. DRILL CAMPAIGN RESULTS — FALL 2002 PORCUPINE PROJECT
PRESS RELEASE FOR IMMEDIATE RELEASE
OPERATING PERMITS OBTAINED FOR ROSEBEL
PRESS RELEASE FOR IMMEDIATE RELEASE
THE NATIONAL ASSEMBLY OF SURINAME RATIFIES THE AMENDMENT TO THE 1994 MINERAL AGREEMENT FOR THE ROSEBEL GOLD PROJECT
SIGNATURES